UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100 **

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 05280R 100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each American Depositary Share represents the right to receive one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS BXLS V – Autobahn L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Life Sciences Associates V (CYM) L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Clarus GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250,917*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share of Autolus Therapeutics plc, a public limited company organized under the laws of England and Wales (the “Issuer”). The address of the principal executive office of the Issuer is The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

BXLS V—Autobahn L.P. (“BXLS V”), a Delaware limited partnership, Blackstone Life Sciences Associates V (CYM) L.L.C. (“Autobahn GP”), a Cayman Islands limited liability company, Blackstone Clarus GP L.L.C., a Delaware limited liability company, Blackstone Holdings I L.P., a Delaware limited partnership, Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, Blackstone Inc., a Delaware corporation (“Blackstone”), Blackstone Group Management L.L.C. a Delaware limited liability company (Blackstone Clarus GP L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP L.L.C.,Blackstone and Blackstone Group Management L.L.C., collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of BXLS V and Autobahn GP is 101 Main Street, Suite 1210, Cambridge, MA 02142. The address of the principal business office of each of the Blackstone Entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of BXLS V is to invest in and assist early-stage and/or growth-oriented businesses in healthcare and life sciences. The principal business of Autobahn GP is to act as the general partner of BXLS V. The principal business of Blackstone Clarus GP L.L.C. is performing the functions of, and serving as, a sole member (or similar position) of and member or equity holder in Autobahn GP and other affiliated Blackstone entities. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in Blackstone Clarus GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On November 6, 2021, BXLS V entered into a Collaboration and Financing Agreement with the Issuer, pursuant to which BXLS V agreed to provide financing for the continued development of certain collaboration products on the terms set forth therein. Concurrently with entering into the Collaboration and Financing Agreement, the Issuer and BXLS V entered into a Securities Purchase Agreement, dated as of November 6, 2021, by and between the Issuer and BXLS V (the “Securities Purchase Agreement”) and a Warrant Instrument (as defined below).

Of the 21,250,917 Ordinary Shares represented by ADS reported herein as beneficially owned, (i) 17,985,611 of the Issuer’s ADSs reported herein were acquired pursuant to the Securities Purchase Agreement for an aggregate purchase price of $100,000,000 and (ii) the remaining 3,265,306 of the Issuer’s ADSs reported herein as beneficially owned represent ADSs which may be obtained upon exercise of the Warrant Instrument (as defined below) issued by the Issuer to BXLS V on November 6, 2021.

BXLS Vs payment of the aggregate purchase price of $100,000,000 pursuant to the Securities Purchase Agreement was funded by capital contributions by BXLS V’s partners. Further information about the Collaboration and Financing Agreement is contained in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 8, 2021.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including ADSs, Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the ADSs (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

William Young, a Senior Advisor of Blackstone and/or one of its affiliates, serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of ADSs representing Ordinary Shares beneficially owned assumes that there were 72,918,994 Ordinary Shares outstanding at September 30, 2021, based on information set forth in the condensed consolidated financial statements for the three and nine month period ended September 30, 2021 filed as exhibit 99.1 on the Current Report on Form 6-K filed by the Issuer on November 3, 2021.

The aggregate number and percentage of the ADSs representing Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BXLS V directly beneficially owns 21,250,917 ADSs representing the same number of Ordinary Shares, which includes 3,265,306 ADSs subject to the Warrant Instrument (as defined below).

Autobahn GP is the general partner of BXLS V. Blackstone Clarus GP L.L.C. is the general partner of Autobahn GP. The sole member of Blackstone Clarus GP L.L.C. is Blackstone Holdings I L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the ADSs representing Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed (other than by the Reporting Persons, to the extent they directly hold ADSs). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

Any beneficial ownership of ADSs representing Ordinary Shares by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in the ADSs representing Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs representing Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Collaboration and Financing Agreement required a securities purchase agreement, a registration rights agreement, a board designation right and a warrant between BXLS V and the Issuer, all of which are described below.

Securities Purchase Agreement

On November 6, 2021, BXLS V and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which upon the payment of $100,000,000 from BXLS V to the Issuer, the Issuer issued to BXLS V an aggregate of 17,985,611 ADSs, representing 17,985,611 Ordinary Shares, at $5.56 per ADS, which was the closing price of the ADSs on the Nasdaq Stock Market on November 5, 2021.

The Securities Purchase Agreement includes a standstill provision restricting BLXS V from, for a period of six months: (i) effecting, causing or participating in any acquisition of the Issuer’s securities or assets, any tender or exchange offer, merger, consolidation or other business combination, including any reorganization, (ii) forming a “group” (as defined under the Securities Exchange Act of 1934, as amended), (iii) seeking control of the board of directors, (iv) take any action that would require the Issuer to make certain public announcements, and (v) entering into any agreements, discussion or arrangements with any third party with respect to any of the foregoing.

Registration Rights Agreement

On November 6, 2021, in connection with the Securities Purchase Agreement, the Issuer and BXLS V entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to, promptly after the issuance of the ADSs, which is expected to occur on or about November 16, 2021, but no later than 45 calendar days following such issuance, prepare and file with the Securities and Exchange Commission one Registration Statement (as defined therein) covering the resale of all the Ordinary Shares underlying the ADSs issued to BXLS pursuant to the Securities Purchase Agreement and the Warrant Instrument pursuant to the terms therein.

Board Designation Right

Pursuant to the Collaboration and Financing Agreement, the Issuer granted BXLS V the right to elect a director to the Issuer’s Board of Directors until the earlier of (i) the payment of a specified total amount under the agreement and (ii) the first commercial sale of the lead product in the United States. On November 6, 2021 BXLS nominated Mr. William Young as a non-executive director to sit on the Issuer’s board of directors, with such term expiring at the 2024 annual meeting.

Warrant Instrument

On November 6, 2021, the Issuer executed a Warrant Instrument (the “Warrant Instrument”), relating to the issue of a warrant entitling BXLS V to purchase 3,265,308 ADSs representing Ordinary Shares of the Issuer, at a price per ADS equal $7.35. The Warrant Instrument is exercisable in whole or in part until November 6, 2026.

The description of the Securities Purchase Agreement, Registration Rights Agreement and Warrant Instrument contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of November 16, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B	Securities Purchase Agreement, dated as of November 6, 2021, by and between BXLS V and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed on November 8, 2021).

Exhibit C	Registration Rights Agreement, dated as of November 6, 2021, by and between BXLS V and the Issuer (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed on November 8, 2021).

Exhibit D	Warrant Instrument, dated as of November 6, 2021, relating to the issue of a warrant by the Issuer entitling BXLS V to purchase American Depositary Shares representing Ordinary Shares in the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed on November 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

BXLS V – AUTOBAHN L.P.
By:	Blackstone Life Sciences Advisors L.L.C, on its behalf

By:	/s/ Robert Liptak
Name: Robert Liptak
Title: Chief Operating Officer

BLACKSTONE LIFE SCIENCES ASSOCIATES V (CYM) L.L.C.
By:	Blackstone Life Sciences Advisors L.L.C, on its behalf

By:	/s/ Robert Liptak
Name: Robert Liptak
Title: Chief Operating Officer

BLACKSTONE CLARUS GP L.L.C.
By:	Blackstone Holdings I L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I L.P.
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.
By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Autolus Therapeutics plc – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
Jay O. Light	Dean Emeritus, Harvard Business School
The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any ADSs or Ordinary Shares.